UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): May 4, 2016

GAIAM, INC.

(Exact Name of Registrant as Specified in its Charter)

Colorado	000-27517	84-1113527
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

833 W. South Boulder Road,

Louisville, CO 80027-2452

(Address of Principal Executive Offices; Zip Code)

Registrant’s telephone number, including area code: (303) 222-3600

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

This Current Report on Form 8-K includes forward-looking statements relating to matters that are not historical facts. Forward-looking statements provide Gaiam, Inc.’s (“Gaiam”) current expectations and forecasts about future events. Forward-looking statements may be identified by the use of words such as “expect,” “believe,” “will,” “would,” “should” or comparable terminology or the negative of these words, or by discussions of strategy. While Gaiam believes its assumptions and expectations underlying forward-looking statements are reasonable, there can be no assurance that actual results will not be materially different. Risks and uncertainties that could cause actual results to differ include, without limitation, failure to consummate or delays in consummating the transactions described herein, transaction costs associated with the transactions described herein, unexpected losses of economies of scope or scale as a result of the transactions described herein, a decrease or adjustment in the purchase price or other amendment to the definitive agreements for the transactions described herein, failure to obtain necessary governmental approvals for the transactions described herein, and other risks and uncertainties included in reports Gaiam files with as furnishes to the Securities and Exchange Commission. Gaiam cautions you that no forward-looking statement is a guarantee of future performance, and you should not place undue reliance on these forward-looking statements which reflect Gaiam’s view only as of the date of this report. Gaiam undertakes no obligation to update any forward-looking information.

Item 1.01. Entry into a Material Definitive Agreement.

On May 10, 2016, Gaiam entered into two definitive agreements pursuant to which Gaiam has agreed to sell all of Gaiam’s assets and liabilities primarily related to, or used in, the Brand Business (as defined below) (the “Brand Business Sale”).

Pursuant to the term of a Membership Interest Purchase Agreement (the “Brand Purchase Agreement”) with Stretch & Bend Holdings, LLC (“Brand Purchaser”) and its direct parent, Sequential Brands Group, Inc. (“Brand Purchaser Parent”), subject to the satisfaction of closing conditions described below, Gaiam will sell all of the equity interests in Gaiam Brand Holdco, LLC (“Brand Holdco,” and, together with its subsidiaries, the “Brand Companies”) to Brand Purchaser. At the time of the closing of the Brand Business Sale, Brand Holdco will hold, directly or indirectly through its subsidiaries, all of Gaiam’s assets and liabilities primarily related to, or used in, Gaiam’s fitness, yoga and wellness consumer products business (the “Brand Business”), other than the assets and liabilities subject to the FFL Purchase Agreement (as defined below).

Pursuant to the terms of an Asset Purchase Agreement (the “FFL Purchase Agreement”) with Fit for Life LLC (“FFL Purchaser”), subject to the satisfaction of closing conditions described below, FFL Purchaser will purchase from the Brand Companies, and Gaiam will cause the Brand Companies to sell to FFL Purchaser, (i) inventory, (ii) accounts receivable, and (iii) all other physical assets, including, without limitation, equipment, furniture and other operating assets, in each case, related to each such Brand Company’s business. In addition, FFL Purchaser will assume (a) certain trade payables of the Brand Companies, (b) all liabilities and obligations arising from or related to the acquired assets in respect of the periods before, on or after the closing date, but only to the extent that such liabilities and obligations thereunder are required to be performed after the closing date, were incurred in the ordinary course of business and do not relate to any failure to perform, improper performance, warranty or other breach, default or violation by Gaiam or any of the Brand Companies on or before the closing of the FFL Sale, and (c) all liabilities and obligations of Gaiam Americas, Inc. under the lease agreement with Boulder Road LLC. Brand Purchaser expects to license certain rights and transfer certain assets and liabilities acquired under the Brand Purchase Agreement to FFL Purchaser upon consummation of the Brand Purchase Sale.

Pursuant to the terms of the Brand Purchase Agreement, either (i) the consummation of the portion of the Brand Business Sale subject to the FFL Purchase Agreement or (ii) the transfer and assignment of the acquired assets and assumed liabilities described in the FFL Purchase Agreement from the Brand Companies to Gaiam is a condition precedent to the closing of the sale of the portion of the Brand Business Sale subject to the Brand Purchase Agreement.

Gaiam will not solicit proxies for approval of the Brand Business Sale, the Brand Purchase Agreement, the FFL Purchase Agreement or the transactions contemplated by the Brand Purchase Agreement and the FFL Purchase Agreement because shareholders holding shares of Gaiam’s common stock representing a sufficient amount of the aggregate voting power of Gaiam’s common stock have agreed to the Brand Business Sale, the Brand Purchase Agreement, the FFL Purchase Agreement and the transactions contemplated by the Brand Purchase Agreement and the FFL Purchase Agreement by written consent in lieu of a meeting. As a result, Gaiam plans to file with the Securities and Exchange Commission and deliver to its shareholders an information statement in connection with the Brand Business Sale. SHAREHOLDERS ARE

URGED TO READ THE INFORMATION STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GAIAM AND THE PROPOSED TRANSACTION. A free copy of the information statement, once available, as well as other filings containing information about Gaiam, may be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained, free of charge, from the investor relations section of Gaiam’s website at corporate.gaiam.com, or by directing a request to 833 W. South Boulder Road, Louisville, Colorado 80027, Attention: Secretary, Gaiam, Inc.

Description of the Brand Purchase Agreement

Under the Brand Purchase Agreement, Brand Purchaser agreed to pay Gaiam $145,700,000 in cash, subject to adjustments at closing and post-closing for cash and cash equivalents, indebtedness and transaction expenses. At the closing, Brand Purchaser will deposit a portion of the purchase price equal to $5,010,000 into an escrow account to be held by a third party escrow agent. Brand Purchaser will pay estimated net cash consideration to Gaiam at the closing equal to the $145,700,000 purchase price, minus the escrowed amount described above, minus the Brand Companies’ estimated indebtedness, plus the Brand Companies’ estimated closing cash and cash equivalents, and minus the Brand Companies’ estimated unpaid transaction expenses (including any change of control bonus payments). After the closing, the parties will calculate the final net cash consideration, using the calculation for estimated net cash consideration described above, based on the actual closing amounts of the Brand Companies’ indebtedness, cash and cash equivalents and unpaid transaction expenses. If the final net cash consideration is greater than the estimated net cash consideration paid at the closing, Brand Purchaser shall pay a cash amount equal to the excess to Gaiam within three business days of such determination, and Gaiam and Brand Purchaser shall deliver a joint instruction to the escrow agent to distribute all funds remaining in the escrow account to Gaiam. If the final net cash consideration is less than the estimated net cash consideration paid at the closing, Gaiam and Brand Purchaser shall deliver a joint instruction to the escrow agent to distribute from the escrow account (a) to Brand Purchaser a cash amount equal to the deficit (such deficit not to exceed the amount in escrow), and (b) to Gaiam any portion of the escrowed amount remaining thereafter.

The consummation of the Brand Business Sale is subject to the satisfaction of various closing conditions before 90 days following execution of the Brand Purchase Agreement, subject to extension (the “Outside Date”), including, without limitation, (a) expiration or termination of all applicable waiting periods (and all extensions thereof) under antitrust laws, (b) obtaining material government approvals, (c) absence of any injunction prohibiting the consummation of the Brand Business Sale, (d) approval of the Brand Business Sale by Gaiam’s shareholders, which approval has been obtained as described below, (e) subject to certain exceptions, the accuracy of the representations and warranties of each party, (f) performance in all material respects by each party of its obligations under the Brand Purchase Agreement, (g) the absence of a “material adverse effect” (as defined in the Brand Purchase Agreement), (h) either the consummation of the sale of the portion of the Brand Business Sale subject to the FFL Purchase Agreement or the transfer and assignment of the acquired assets and assumed liabilities described in the FFL Purchase Agreement from the Brand Companies to Gaiam, and (i) receipt by each party of certain closing deliverables.

The Brand Purchase Agreement contains customary representations and warranties that Gaiam and Brand Purchaser have made to each other. The sole recourse for any damages with respect to any breach or inaccuracy of the representations and warranties made by Gaiam in the Brand Purchase Agreement, subject to certain limited exceptions, will be a representation and warranty insurance policy in favor of Brand Purchaser.

The Brand Purchase Agreement contains covenants customary for agreements of this nature, including, without limitation, covenants concerning (a) the conduct of the Brand Business between the signing of the Brand Purchase Agreement and the closing of the Brand Business Sale, (b) non-competition and non-interference with clients, suppliers, licensees, and other business relations of the Brand Business for two years following the closing of the Brand Business Sale, and (c) non-solicitation of employees for two years following the closing of the Brand Business Sale, subject to certain exceptions. Specifically, until the closing of the Brand Business Sale, Gaiam is prohibited from taking certain actions that may result in an alternative transaction proposal other than the Brand Business Sale but may consider and enter into, subject to certain conditions, unsolicited alternative transaction proposals Gaiam’s board of directors determines to be, or to be reasonably likely to result in, a “superior proposal” (as defined in the Brand Purchase Agreement). The Brand Purchase Agreement also contains indemnities customary for agreements of this nature; however, subject to certain limited exceptions, there are no indemnities for breaches of Gaiam’s representations and warranties because such breaches are covered by a representation and warranty insurance policy in favor of Brand Purchaser. Additionally, the sole recourse for any indemnification claims with respect to certain specified taxes will be the representation and warranty insurance policy.

The Brand Purchase Agreement contains certain termination rights. Either party may terminate the Brand Purchase Agreement if (a) the Brand Business Sale has not occurred by the Outside Date, subject to extension upon mutual agreement between the parties, and subject to automatic extension for up to 30 days if any person successfully enjoins the Brand Business Sale, and subject to further extensions for up to two additional 30 day periods in either party’s option, or (b) a governmental entity issues a final judgment or takes other action effectively and permanently retraining, enjoining or otherwise prohibiting the Brand Business Sale. Brand Purchaser may terminate the Brand Purchase Agreement if (i) Gaiam breaches or fails to perform its representations, warranties, covenants and other agreements in the Brand Purchase Agreement, causing Brand Purchaser’s closing conditions to not be satisfied by the Outside Date, (ii) Gaiam materially breaches its obligations with respect to an alternative transaction proposal, or (iii) Gaiam’s board of directors recommends that the shareholders not approve the Brand Business Sale, or approve an alternative transaction proposal. Gaiam may terminate the Brand Purchase Agreement if (A) Brand Purchaser breaches or fails to perform its representations, warranties, covenants and other agreements in the Brand Purchase Agreement, causing Gaiam’s closing conditions to not be satisfied by the Outside Date, or (B) Gaiam approves a superior proposal and complies with certain conditions, including paying Brand Purchaser the termination fee described below.

Gaiam must pay Brand Purchaser a one-time termination fee equal to $5,010,000 if the Brand Purchase Agreement is terminated, subject to certain conditions, under certain circumstances generally involving (a) a material breach by Gaiam of its obligations under the Brand Purchase Agreement with respect to alternative transaction proposals, (b) the Brand Business Sale not occurring by the Outside Date and Gaiam or Brand Purchaser not having the right to terminate the Brand Purchase Agreement as a result of a breach or failure by the other party to perform any of its representations, warranties, covenants or other agreements contained in the Brand Purchase Agreement and Gaiam entering into a definitive agreement with any third party to consummate, or consummates, an alternative transaction, in some cases up to nine months after termination of the Brand Purchase Agreement, or (c) Gaiam approves and enters into an alternative transaction involving a superior proposal.

Pursuant to the Brand Purchase Agreement, promptly after the closing of the Brand Business Sale, Gaiam is required to cease operating under the name Gaiam, Inc. and to change its name to “Gaia, Inc.”

Brand Purchaser Parent is a party to the Brand Purchase Agreement solely to guaranty Brand Purchaser’s performance of its obligations under the Brand Purchase Agreement. Gaiam may recover directly from Brand Purchaser Parent without first having to seek to exhaust any remedy against Brand Purchaser.

On May 10, 2016, in connection with the execution of the Brand Purchase Agreement, one director, and an entity controlled by a director, in their respective capacities as a shareholder, each beneficially owning more than 10% of Gaiam’s issued and outstanding common stock, entered into separate voting agreements with Gaiam, pursuant to which each such shareholder agreed (among other things) to vote beneficially-owned shares of Gaiam’s common stock in favor of the Brand Business Sale and against any “alternative transaction proposal” (as defined in the voting agreement). Collectively, the shareholders party to the voting agreements beneficially owned 2,926,710 shares of Gaiam’s Class A common stock and 5,400,000 shares of Gaiam’s Class B common stock, representing approximately 77.81% of the voting interest of Gaiam’s common stock, as of April 28, 2016. On May 10, 2016, these shareholders executed a written consent approving the Brand Business Sale, the Brand Purchase Agreement, the FFL Purchase Agreement and the transactions contemplated by the Brand Purchase Agreement and the FFL Purchase Agreement.

Immediately before execution of the Brand Purchase Agreement, Gaiam and Brand Holdco entered into a Contribution Agreement pursuant to which Gaiam contributed the assets of the Brand Business to Brand Holdco, including, but not limited to, all of Gaiam’s equity securities of Gaiam Americas, Inc. and Gaiam Americas, Inc.’s subsidiaries.

Description of the FFL Purchase Agreement

Under the FFL Purchase Agreement, FFL Purchaser agreed to pay Gaiam $21,300,000 in cash, subject to adjustments at closing and post-closing for working capital. FFL Purchaser will pay estimated net cash consideration to Gaiam at the closing equal to the $21,300,000 purchase price, minus the Brand Companies’ working capital target amount, and plus the estimated working capital amount (which working capital estimate may not exceed the working capital target plus $5,000,000). After the closing, the parties will calculate the final net cash consideration, using the calculation for estimated net cash consideration described above, based on the actual closing amounts of the Brand Companies’ working capital. If the final net cash consideration is greater than the estimated net cash consideration paid at the closing, FFL Purchaser shall pay a cash amount equal to the excess to Gaiam within three business days of such determination. If the final net cash consideration is less than the estimated net cash consideration paid at the closing, Gaiam and Brand Purchaser shall deliver a joint instruction to the escrow agent to distribute from the escrow account established under the Brand Purchase Agreement to FFL Purchaser a cash amount equal to the deficit (such deficit not to exceed the amount in escrow) to the extent the funds in the escrow account established under the Brand Purchase Agreement are not payable to Brand Purchaser under the terms of the Brand Purchase Agreement.

Either the consummation of the portion of the Brand Business Sale subject to the FFL Purchase Agreement or the transfer and assignment of the acquired assets and assumed liabilities described in the FFL Purchase Agreement from the Brand Companies to Gaiam shall occur immediately before the consummation of the portion of the Brand Business Sale subject to the Brand Purchase Agreement and is subject to the conditions that (a) Gaiam deliver a written notice to FFL Purchaser containing (i) a statement that the closing conditions under the Brand Purchase Agreement have been satisfied or waived and that Gaiam and Brand Purchase are ready and prepared to close the portion of the Brand Business Sale contemplated by the Brand Purchase Agreement, subject only to the occurrence of the closing under the FFL Purchase Agreement, and (ii) the date on which the closing under the Brand Purchase Agreement is to occur (which date will be at least three business days after the delivery of the written notice), and (b) receipt by each party of certain closing deliverables.

The FFL Purchase Agreement contains customary representations and warranties that Gaiam and FFL Purchaser have made to each other. Gaiam is not making any representations or warranties with respect to the assets to be sold by the Brand Companies pursuant to the FFL Purchase Agreement and such assets will be sold “as-is” and “where is.”

The FFL Purchase Agreement contains mutual covenants regarding non-competition and non-solicitation of employees for two years following the closing, and a customary buyer-side financing covenant.

Either party may terminate the FFL Purchase Agreement if the Brand Purchase Agreement has been validly terminated in accordance with its terms. Gaiam may terminate the FFL Purchase Agreement if FFL Purchaser does not pay the purchase price at closing.

Item 2.01. Completion of Acquisition or Disposition of Assets.

On May 4, 2016, Gaiam and its wholly owned subsidiary Gaiam Travel, Inc. (“Gaiam Travel”) entered into a Stock Purchase Agreement (the “Travel Purchase Agreement”) with Ben Bressler (together with Gaiam Travel, collectively, “Sellers”), Lindblad Expeditions Holdings, Inc. and Lindblad Expeditions, LLC (the “Travel Purchaser”) and closed the transactions contemplated by the Travel Purchase Agreement. Pursuant to the Travel Purchase Agreement, Travel Purchaser purchased from Gaiam Travel, and Gaiam Travel sold to Travel Purchaser, 51.4% of the equity securities of Natural Habitat, Inc. (“Natural Habitat”), representing all of Gaiam Travel’s interest in Natural Habitat (the “Travel Business Sale”). Natural Habitat owns all of the assets and liabilities primarily related to, or used in, Gaiam’s conservation adventure travel and ecotourism business, referred to in this filing as the “Travel Business.” At the closing, Travel Purchaser paid $12,850,000 in cash to Gaiam Travel.

At the closing of the Travel Business Sale, Mr. Bressler also sold a portion of his ownership interest in Natural Habitat to Travel Purchaser. This Current Report on Form 8-K does not purport to describe the terms of the transactions between Mr. Bressler and Travel Purchaser under the Travel Purchase Agreement as Mr. Bressler is unaffiliated with Gaiam other than with respect to the operation of the Travel Business.

The Travel Purchase Agreement contains customary representations and warranties of the parties. The representations and warranties are qualified by information contained in confidential disclosure schedules that the parties exchanged in connection with signing the Travel Purchase Agreement. The Travel Purchase Agreement also contains covenants customary for agreements of this nature, including, without limitation, covenants concerning: (a) limitations on any publicity relating to the Travel Business Sale, (b) certain liabilities and obligations related to employee benefits and employment matters, (c) allocation of liability for taxes and other tax matters, (d) confidentiality, non-compete, non-solicitation and non-disparagement obligations, (e) claims releases, and (f) limitations on Sellers’ and Gaiam’s use of the trademarks of Natural Habitat. Specifically, the Travel Purchase Agreement prohibits Gaiam, Gaiam Travel and their respective affiliates from competing with Travel Purchaser, Natural Habitat and the Travel Business for a period of five years with respect to the scope and geographic reach of the Travel Business as operated on the date of the closing.

The Travel Purchase Agreement also contains indemnification obligations customary for agreements of this nature. Sellers are severally (and not jointly and severally) obligated to indemnify Travel Purchaser and its affiliates and representatives for certain breaches or inaccuracies in any representation or warranty, breaches or nonperformance by Sellers or Gaiam of covenants, undisclosed Natural Habitat indebtedness, certain unpaid Natural Habitat transactional expenses, certain liabilities of Natural Habitat’s divested subsidiaries and certain undisclosed shareholder distributions and other payments by Natural Habitat to its shareholders or affiliates since February 29, 2016.

Gaiam is a party to the Travel Purchase Agreement to guaranty Gaiam Travel’s performance of its obligations under the Travel Purchase Agreement. Travel Purchaser may recover from Gaiam only after Gaiam Travel has breached or defaulted on or failed to pay or perform when due any of the guaranteed obligations.

Gaiam has attached hereto as Exhibit 2.1 a copy of the Travel Purchase Agreement. The foregoing summary is qualified in its entirety by the contents of the Travel Purchase Agreement. The Travel Purchase Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Gaiam, Sellers or Natural Habitat. The representations, warranties and covenants contained in the Travel Purchase Agreement were made only for purposes of the Travel Purchase Agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosure schedules exchanged between the parties in connection with the execution of the Travel Purchase Agreement. While Gaiam does not believe that the disclosure schedules contain information securities laws require it to publicly disclose, other than information that has already been so disclosed, the disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Travel Purchase Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the Travel Purchase Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Gaiam investors are not third-party beneficiaries under the Travel Purchase Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the registrant or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Travel Purchase Agreement, which subsequent information may or may not be fully reflected in our public disclosures.

Item 2.02. Results of Operations and Financial Condition.

Gaiam has included in Exhibit 99.3 to this Current Report on Form 8-K certain unaudited pro forma information that also contains Gaiam’s results for its first quarter ended March 31, 2016 and such results are incorporated herein by reference.

Item 2.05. Costs Associated with Exit or Disposal Activities.

On May 10, 2016, Gaiam’s board of directors approved, and Gaiam entered into, the Brand Purchase Agreement and the FFL Purchase Agreement pursuant to which Gaiam has agreed to sell all of Gaiam’s assets and liabilities primarily related to, or used in, the Brand Business. As a result, the Company will incur certain exit costs associated with the Brand Business Sale. The Company estimates that the aggregate expenses related to the sale will be approximately $9.8 million, consisting of approximately $2.6 million for representation and warranties and directors and officers tail insurance coverages, approximately $3.7 million for professional services and a fairness opinion, and approximately $3.5 million for change of control, severance and bonuses awarded to employees. The Brand Business Sale is expected to close in June 2016. The description of the Brand Business Sale, the Brand Purchase Agreement and the FFL Purchase Agreement set forth in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

At the closing of the Brand Business Sale or shortly thereafter, it is expected that the following executive officers will resign from Gaiam: Lynn Powers, Gaiam’s Chief Executive Officer, Stephen Thomas, Gaiam’s Chief Financial Officer and Vice President, and John Jackson, Gaiam’s Vice President of Corporate Development and Secretary. It is also expected that Lynn Powers will resign from Gaiam’s board of directors.

Item 5.07. Submission of Matters to a Vote of Securities Holders.

The disclosure regarding the voting agreements and the approval by certain shareholders of the Brand Business Sale, the Brand Purchase Agreement, the FFL Purchase Agreement and the transactions contemplated by the Brand Purchase Agreement and the FFL Purchase Agreement set forth under Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein.

Item 8.01. Other Events.

On May 5, 2016, Gaiam issued a press release announcing the closing of the Travel Business Sale. A copy of Gaiam’s press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On May 10, 2016, Gaiam issued a press release announcing the execution of the Brand Purchase Agreement and the FFL Purchase Agreement and a proposed tender offer for Gaiam’s Class A common stock and vested stock options to commence upon and subject to the closing of the Brand Business Sale. A copy of Gaiam’s press release is attached hereto as Exhibit 99.2 and incorporated herein by reference.

The tender offer described in Gaiam’s press released attached as Exhibit 99.2 to this Current Report on Form 8-K has not commenced. The attached Exhibit 99.2 is for information purposes only and shall not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities and is not a substitute for any offer materials that Gaiam will file with the Securities and Exchange Commission. Upon commencement of the tender offer, Gaiam will file with the Securities and Exchange Commission a tender offer statement on Schedule TO (including an Offer to Purchase contained therein) relating to the tender offer. GAIAM SHAREHOLDERS ARE URGED TO READ CAREFULLY THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. Copies of these documents will be available for free by visiting EDGAR on the SEC website at www.sec.gov and on Gaiam’s website at corporate.gaiam.com.

Item 9.01. Financial Statements and Exhibits.

(b) Pro Forma Financial Information.

Gaiam’s Unaudited Pro Forma Condensed Consolidated Statements of Operations for the three months ended March 31, 2016 and the year ended December 31, 2015 and Unaudited Pro Forma Condensed Consolidated Balance Sheets as of March 31, 2016 and December 31, 2015, reflecting the Travel Business Sale, are attached as Exhibit 99.3 and are incorporated herein by reference.

(d) Exhibits.

Exhibit No.	Description

2.1*	Stock Purchase Agreement, dated May 4, 2016, among Gaiam, Inc., Gaiam Travel, Inc., Ben Bressler, Lindblad Expeditions Holdings, Inc. and Lindblad Expeditions, LLC

99.1	Press release issued by Gaiam, Inc. on May 5, 2016

99.2	Press release issued by Gaiam, Inc. on May 10, 2016

99.3	Unaudited Pro Forma Condensed Consolidated Statement of Operations for the three months ended March 31, 2016 and the year ended December 31, 2015 and Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2016 and December 31, 2015, reflecting the Travel Business Sale

*	This exhibit excludes schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K, which the registrant agrees to furnish supplementally to the Securities and Exchange Commission upon request by the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GAIAM, INC.

By:	/s/ Stephen J. Thomas
Stephen J. Thomas
Chief Financial Officer

Date: May 10, 2016

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Stock Purchase Agreement, dated May 4, 2016, among Gaiam, Inc., Gaiam Travel, Inc., Ben Bressler, Lindblad Expeditions Holdings, Inc. and Lindblad Expeditions, LLC

99.1	Press release issued by Gaiam, Inc. on May 5, 2016

99.2	Press release issued by Gaiam, Inc. on May 10, 2016

99.3	Unaudited Pro Forma Condensed Consolidated Statement of Operations for the three months ended March 31, 2016 and the year ended December 31, 2015 and Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2016 and December 31, 2015, reflecting the Travel Business Sale

*	This exhibit excludes schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K, which the registrant agrees to furnish supplementally to the Securities and Exchange Commission upon request by the Securities and Exchange Commission.